SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No.  20  )*



                            ELI LILLY AND COMPANY
                             (Name of Issuer)


                        COMMON STOCK, WITHOUT PAR VALUE
                      (Title of Class of Securities)


                               532457-10-8
                              (CUSIP Number)





   Check  the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [     ]Rule 13d-1(b)
   [     ]Rule 13d-1(c)
   [  X  ]Rule 13d-1(d)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

CUSIP No.   532457-10-8

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Lilly Endowment, Inc.
   Federal I.D. No. 35-0868122

2. Check the Appropriate Box if a Member of a Group

   Inapplicable.

3. SEC Use Only

4. Citizenship or Place of Organization

   Indiana

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power

     168,435,804

6.   Shared Voting Power

     0

7.   Sole Dispositive Power

     168,435,804

8.   Shared Dispositive Power

     0

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   168,435,804

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

   Inapplicable.

11.  Percent of Class Represented by Amount in Row (9)

   15.4%


12.  Type of Reporting Person

   CO

ITEM 1

   (a)NAME OF ISSUER.

     Eli Lilly and Company.

   (b)ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     Lilly Corporate Center, Indianapolis, Indiana 46285.

ITEM 2

   (a)NAME OF PERSON FILING.

        This statement is filed by Lilly Endowment, Inc., a not-for-profit corporation organized under the laws of the State of Indiana. Lilly Endowment, Inc., is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986 and is a private foundation under
     Section 509(a) of the Code.

   (b)ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

        The address of the principal business office of Lilly Endowment, Inc., is 2801 North Meridian Street, Indianapolis, Indiana 46208.

   (c)CITIZENSHIP.

     Indiana.

   (d)TITLE OF CLASS OF SECURITIES.

     Common Stock, without par value.

   (e)CUSIP NUMBER.

     532457-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [   ] Broker or dealer registered under Section 15 of the Act;

     (b) [   ] Bank as defined in Section 3(a)(6) of the Act;

     (c) [   ] Insurance Company as defined in Section 3(a)(19) of the Act;

     (d) [   ] Investment  Company  registered  under  Section  8  of  the
               Investment Company Act of 1940;

     (e) [   ] An investment adviser  in  accordance  with  Section 240.13d-
               1(b)(1)(ii)(E);

     (f) [   ] An  employee benefit plan, or endowment fund in  accordance with Section 240.13d-1(b)(1)(ii)(F);

     (g) [   ] A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

     (h) [   ] A savings  association  as  defined  in  Section  3(b) of the
               Federal Deposit Insurance Act;

     (i) [   ] A church plan that is excluded from the definition  of  an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     Inapplicable.

ITEM 4. OWNERSHIP.

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   The following information is provided as of December 31, 1999.

   (a)AMOUNT BENEFICIALLY OWNED:

        168,435,804.   None  of  such  shares are deemed to be beneficially
     owned by reason of the possession of Lilly Endowment, Inc., or a right to acquire such shares.

   (b)PERCENT OF CLASS:

     15.4%

   (c)NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i)Sole power to vote or direct the vote:

        168,435,804

     (ii)Shared power to vote or to direct the vote:

        0

     (iii)Sole power to dispose or to direct the disposition of:

        168,435,804

     (iv) Shared power to dispose or to direct the disposition of:

        0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  [   ].

     Inapplicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Inapplicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Inapplicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Inapplicable.

ITEM 10.CERTIFICATION.

     Inapplicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2000         /S/ DAVID D. BIBER
                                   Signature


                                    David D. Biber, Treasurer
                                    LILLY ENDOWMENT, INC.
                                    Name, Title